

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

<u>Via E-mail</u>
Mr. Justin Jarman
Chief Executive Officer
Wild Craze, Inc.
962 Shine Ave.
Myrtle Beach, SC 29577

      Re: Wild Craze, Inc.
              Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
              Filed April 24, 2013
              Form 8-K filed March 4, 2013
              File No. 0-53161

Dear Mr. Jarman:

We issued a comment to you on the above captioned filings on November 14, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 14, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have any questions.

              Sincerely,

              /s/ Carlos Pacho for

              Assistant Director